FELAFEL CORP.
c/o Idan Karako
27 Bet Hillel Street, Unit 18
Tel Aviv Israel 67017

June 1, 2011

VIA FACSIMILE (1-202-772-9202) AND EDGAR

Ms. Lauren Nguyen, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.

Re:	Felafel Corp.
Registration Statement on Form S-1
Filed June 1, 2011
File No. 333-171277

Dear Ms. Nguyen,

Thank you for advising us that the Commission no further comments to the registration statement (the “Registration Statement”) of Felafel Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to June 3, 2011 at 4:00 PM or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Carl M. Sherer, at (617)513-9643.

Very Truly Yours,

/s/ Idan Karako
President, Chief Executive Officer and Director

Cc:	Mr. John Dana Brown, Division of Corporation Finance
Carl M. Sherer, Esq.